UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-24387

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Navigant International 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Navigant International, Inc.

84 Inverness Circle East

Englewood, CO 80112

Navigant International 401(k) Plan

Financial Statements and Supplemental Schedule

For the Fiscal Year Ended December 31, 2003

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3

Notes to Financial Statements	4-8

Supplemental Schedule*:

Schedule H, Line 4i, Form 5500—Schedule of Assets Held at End of Year as of December 31, 2003	9-11

*	Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Plan Administrator, Committee, and Participants

Navigant International 401(k) Plan

Englewood, Colorado

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Navigant International 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the statement of changes in net assets available for benefits for the year then ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year December 31, 2003, in conformity with accounting principals generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the Navigant International 401(k) Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

June 10, 2004

Denver, Colorado

Navigant International 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments, at fair value (Note 3):	$58,325,643	$47,111,195

Net assets available for benefits	$58,325,643	$47,111,195

The accompanying notes are an integral part of these financial statements.

Navigant International 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003
Additions to net assets attributed to:
Net appreciation in fair value of investments	$9,077,790
Investment income:
Interest	412,072
Contributions:
Participant	5,720,728
Rollover	237,758

Total additions	15,448,348

Deductions from net assets attributed to:
Benefit payments	5,296,288
Transaction charges	90,796
Participant loans terminated due to withdrawal of participants	127,914

Total deductions	5,514,998

Net increase prior to plan mergers	9,933,350

Transfer of assets from affiliated plans:
Guide Travel Systems, Inc. Profit Sharing 401(k) Plan	1,281,098

Total transfer	1,281,098

Net increase in net assets available for benefits	11,214,448
Net assets available for benefits:
Beginning of year	47,111,195

End of year	$58,325,643

The accompanying notes are an integral part of these financial statements.

Navigant International 401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Navigant International 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective June 10, 1998 and amended effective January 1, 2003. Employees of Navigant International, Inc. (the “Company”) become eligible to participate upon completing three months of service and attaining the age of 18. The Plan is subject to the provisions of ERISA.

Contributions

Effective January 1, 2002, eligible participants may contribute an amount equal to, but not more than the maximum amount permitted by Sections 402(g) and 415 of the Internal Revenue Code. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed income account, various pooled separate accounts, Company common stock and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants. Participant contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

The Company may make matching and discretionary non-elective contributions. Discretionary matching Company contributions are recorded in the same period as employee contributions. Additional matching and discretionary non-elective contributions, none of which were made during 2003 or 2002, are recorded annually.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. A participant becomes 33 percent vested after one year of service, 66 percent after two years of service and 100 percent vested after three years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested.

Navigant International 401(k) Plan

Notes to Financial Statements

Benefit Payments

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of their account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the Plan agreement. Benefit claims are recorded as deductions when they have been approved for payment and paid by the Plan.

Participant Loans

Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. Loans are calculated on a fully amortized basis. A loan is collateralized by the balance in the participant’s account and bears interest at a rate commensurate with market rates for similar loans, as defined (5.75% to 10.50% and 5.00% to 10.50% for the years ended December 31, 2003 and 2002, respectively).

Administrative Expenses

The Plan is responsible for payment of the trustee expenses and fees, however the Company may elect to pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Cash Equivalents

Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 2003 and 2002 are invested in the CIGNA Guaranteed Short-Term Account, which is stated at fair value.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation

Investments in the guaranteed income account are generally benefit responsive (see Note 4) and are stated at contract value, which approximates fair value. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company (“CG Life”). Participant loans are stated at cost plus accrued interest, which approximates fair value. Common stocks are valued at fair value as determined by quoted market prices. Mutual funds are valued at net asset value.

Navigant International 401(k) Plan

Notes to Financial Statements

3.	Investments

The following presents investments of the Plan as of December 31, 2003 and 2002. Investments that represent five percent or more of the Plan’s net assets are separately identified with (*).

	December 31,
	2003		2002
CIGNA Guaranteed Income Fund	$10,059,316	*	$9,967,023	*
CIGNA Large Cap Growth/Morgan Stanley Fund	9,865,441	*	8,025,506	*
CIGNA S&P 500® Index Fund	4,204,173	*	3,134,674	*
CIGNA INVESCO Dynamics Fund	4,200,706	*	3,123,922	*
CIGNA International Blend/Bank of Ireland Fund	3,027,359	*	2,345,120
CIGNA Large Cap Value/John A. Levin & Co. Fund	3,014,176	*	2,353,501
CIGNA Small Cap Growth/TimesSquare Fund	2,749,022		1,853,438
CIGNA Janus Adviser Balanced Fund	2,742,834		2,150,782
CIGNA Lifetime30 Fund	2,418,689		1,926,134
CIGNA Actively Managed (Core) Bond Fund	2,350,745		2,589,689	*
CIGNA Lifetime40 Fund	2,188,360		1,682,901
CIGNA Small Value/Perkins Wolf McDonnell Fund	1,888,303		1,170,214
CIGNA Mid Cap Value/Wellington Management Fund	1,769,755		855,009
CIGNA Janus Adviser Worldwide Fund	1,762,349		1,387,621
Participant Loans	1,437,234		1,386,589
Navigant International, Inc. Common Stock	1,094,765		911,249
CIGNA Lifetime20 Fund	1,088,387		909,266
Other Pooled Separate Accounts	2,464,029		1,338,557

Total Investments	$58,325,643		$47,111,195

During the year ended December 31, 2003, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated in fair value as follows:

Year Ended December 31, 2003
Pooled Separate Accounts	$8,901,699
Company Common Stock	107,914
Other Self-Directed Common Stocks and Mutual Funds	68,177

Net appreciation in fair value of investments	$9,077,790

Navigant International 401(k) Plan

Notes to Financial Statements

4.	Investment Contract with Insurance Company

The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund (“GIF”). CG Life commingles the assets of the GIF with other assets. In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds (e.g. 10% of the balance of the Fund on the first day of the year), transactions in the GIF may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF not being fully benefit responsive in certain instances. For the Plan’s investment in the GIF, the Plan is credited with interest at the interest rates specified in the contract, which equaled 3.10% for the year ended December 31, 2003 and ranged from 4.70% to 4.20% for the year ended December 31, 2002, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the GIF for six months. As discussed in Note 2, the GIF is included in the financial statements at contract value which, principally because of the periodic rate reset process, approximates fair value.

5.	Related-Party Transactions

Plan assets include investments in funds managed by CG Life, an indirect wholly-owned subsidiary of CIGNA. CG Life is the Plan’s trustee and as such, transactions with the trustee qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds common shares of Navigant International, Inc., the Plan Sponsor, which also qualifies as a party-in-interest transaction. Participant loans also qualify as party-in-interest transactions.

The Plan invests in an unitized stock fund, Navigant International, Inc. Common Stock (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of Navigant International, Inc., the Plan sponsor. The unit values of the Fund are recorded and maintained by CIGNA Financial Services, Inc. During the year ended December 31, 2003, the Plan purchased units of the Fund in the approximate amount of $295,000, sold units of the Fund in the approximate amount of $219,000, and had net appreciation on the Fund in the approximate amount of $108,000. The total value of the Plan’s interest in the Fund was $1,094,765 and $911,249 at December 31, 2003 and 2002, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Navigant International 401(k) Plan

Notes to Financial Statements

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 22, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Plan Mergers

Effective September 2, 2003, the Guide Travel Systems, Inc. Profit Sharing 401(k) Plan merged with the Plan. Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

9.	Forfeitures

Forfeitures result from non-vested Company contributions remaining in the Plan for all terminated employees. The forfeiture reserve of $4,086 and $17,891 at December 31, 2003 and 2002, respectively, is available to offset Company cash contributions or pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 2003, there were no offsets to Company cash contributions from forfeited non-vested accounts. In 2003, Plan expenses were offset by $37,057 from forfeited non-vested accounts.

10.	Subsequent Events—Plan Mergers

Subsequent to December 31, 2003, the following were merged into the Plan as a result of acquisitions made by the Company:

•	Assets in the amount of $2,546,833 from the World Wide Travel Service, Inc. 401(k) Profit Sharing Plan effective April 1, 2004;

•	Assets in the amount of $321,834 from the Madison Travel 401(k) Retirement Plan effective May 20, 2004; and

•	Assets in the amount of $160,231 from the PADE, Inc. 401(k) Profit Sharing Plan & Trust effective May 17, 2004.

Affected participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Navigant International 401(k) Plan	Supplemental Schedule I
Schedule H, Line 4i, Form 5500 - Schedule of Assets Held at End of Year December 31, 2003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value
*	Connecticut General Life Insurance Company	CIGNA Guaranteed Income Fund	$10,059,316

*	Connecticut General Life Insurance Company	CIGNA Actively Managed (Core) Bond Fund	2,350,745

*	Connecticut General Life Insurance Company	CIGNA International Blend/Bank of Ireland Fund	3,027,359

*	Connecticut General Life Insurance Company	CIGNA INVESCO Dynamics Fund	4,200,706

*	Connecticut General Life Insurance Company	CIGNA Janus Adviser Balanced Fund	2,742,834

*	Connecticut General Life Insurance Company	CIGNA Janus Adviser Worldwide Fund	1,762,349

*	Connecticut General Life Insurance Company	CIGNA Large Cap Growth/Morgan Stanley Fund	9,865,441

*	Connecticut General Life Insurance Company	CIGNA Large Cap Value/John A. Levin & Co. Fund	3,014,176

*	Connecticut General Life Insurance Company	CIGNA Lifetime20 Fund	1,088,387

*	Connecticut General Life Insurance Company	CIGNA Lifetime30 Fund	2,418,689

*	Connecticut General Life Insurance Company	CIGNA Lifetime40 Fund	2,188,360

*	Indicates a party-in-interest to the Plan.

Navigant International 401(k) Plan	Supplemental Schedule I
Schedule H, Line 4i, Form 5500 - Schedule of Assets Held at End of Year
December 31, 2003	(continued)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current value
*	Connecticut General Life Insurance Company	CIGNA Lifetime50 Fund	$994,521
*	Connecticut General Life Insurance Company	CIGNA Lifetime60 Fund	460,537
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Growth/Artisan Partners	697,683
*	Connecticut General Life Insurance Company	CIGNA Mid Cap Value/Wellington Management Fund	1,769,755
*	Connecticut General Life Insurance Company	CIGNA S&P 500® Index Fund	4,204,173
*	Connecticut General Life Insurance Company	CIGNA Small Cap Growth/TimesSquare Fund	2,749,022
*	Connecticut General Life Insurance Company	CIGNA Small Value/Perkins Wolf McDonnell Fund	1,888,303
*	Navigant International, Inc.	Navigant International, Inc. Common Stock	1,094,765
*	Plan Participants	Participant Loans (5.75% to 10.50%) Various terms	1,437,234
*	Connecticut General Life Insurance Company	Cash Equivalents (CIGNA Guaranteed Short-Term Account)	37,536

	Total		58,051,891

*	Indicates a party-in-interest to the Plan.

Navigant International 401(k) Plan	Supplemental Schedule I
Schedule H, Line 4i, Form 5500 - Schedule of Assets Held at End of Year
December 31, 2003	(continued)

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Current Value
*	Various	Cash and Cash Equivalents	$94,263
*	Various	Mutual Funds	57,444
*	Various	Common Stocks	122,045

	Total Assets Held by CIGNA Representing the CIGNA Self-Directed Account		273,752

	Total Assets		$58,325,643

*	Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2004

Navigant International 401(k) Plan

By:	/s/Robert C. Griffith
Name:	Robert C. Griffith
Title:	Plan Administrator of Navigant International 401(k) Plan and Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer) of Navigant International, Inc.